UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **February 12, 2007**



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Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

(a) On February 12, 2007, the Company issued a press release announcing results for the quarter ended December 31, 2006, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on February 12, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ JOSEPH A. BOSHART
      Joseph A. Boshart
      President and Chief Executive Officer

Dated: February 14, 2007

LINKS

Item 2.02 Results of Operations and Financial Condition
Item 9.01 Financial Statements and Exhibits





Exhibit 99.1

NEWS
FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS FOURTH QUARTER AND YEAR-END 2006 RESULTS

BOCA RATON, Fla. – February 12, 2007 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $175.7 million and net income of $6.2 million, or $0.19 per diluted share for the fourth quarter ended December 31, 2006 – representing a 7% and 27% increase in revenue and net income, respectively, from the prior year quarter. A year earlier, the Company reported fourth quarter revenue of $163.7 million and net income of $4.9 million, or $0.15 per diluted share, that included a non-operating after-tax charge of $0.03 per diluted share related to the early extinguishment of debt. Cash flow from operations for the fourth quarter of 2006 was $3.2 million.

For the year ended December 31, 2006, Cross Country Healthcare reported revenue of $655.2 million and net income of $15.3 million, or $0.47 per diluted share. This compares to revenue of $645.4 million and net income of $14.8 million, or $0.45 per diluted share, in the prior year. Cash flow from operations for 2006 was $32.9 million.

"We are pleased to report increases in revenue and operating income over the prior year quarter and sequentially from the third quarter of 2006. Our total staffing volume was also higher year-over-year and sequentially, including volume from Metropolitan Research, which we acquired in late August 2006," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc. "With the fundamentals in our core travel nurse staffing business having improved from the downturn of the past few years, I am optimistic about improved performance for the Company during 2007," Mr. Boshart added.

Healthcare Staffing

For the fourth quarter of 2006, the healthcare staffing business segment (travel and per diem nurse, travel allied health and clinical research staffing) generated revenue of $164.3 million, an increase of 8% from the prior year quarter and 9% sequentially from the third quarter of 2006. This improvement, both on a year-over-year and sequential basis, reflected an increase in revenue from travel staffing as well as higher organic revenue from clinical research staffing along with added revenue from Metropolitan Research, which was partially offset by lower revenue from per diem staffing.

Segment staffing volume (including Metropolitan Research) increased 2% from the prior year quarter and 6% sequentially from the third quarter of 2006. Travel staffing volume increased slightly year-over-year and 5% on a sequential basis.

Contribution income (defined as income from continuing operations before interest, income taxes, depreciation and amortization, legal settlement charge, secondary offering costs and corporate expenses not specifically identified to a reporting segment), increased 7% in the fourth quarter of 2006 to $17.4 million from $16.2 million in the same quarter of 2005, in large part due to the contribution from Metropolitan Research.

For the year ended December 31, 2006, segment revenue increased by 1% to $608.2 million from $599.3 million in the same period a year ago, while contribution income increased 13% to $59.9 million from $52.9 million in the prior year.

(more)

Other Human Capital Management Services

For the fourth quarter of 2006, the other human capital management services business segment (education and training and retained search) generated revenue of $11.4 million, a 2% increase from revenue of $11.2 million in the same quarter in the prior year. The improvement reflected higher revenue from the retained search business that was partially offset by a decrease in revenue from the education and training business. Segment contribution income increased 11% to $2.0 million in the fourth quarter of 2006 compared with the prior year quarter due to greater contribution from both businesses.

For the year ended December 31, 2006, segment revenue increased 2% to $46.9 million from $46.0 million in the same period a year ago, and contribution income rose by 11% to $9.0 million from $8.1 million in the prior year period.

Debt Repayment

At December 31, 2006, the Company had $21.5 million of total debt on its balance sheet and reflected an additional $0.8 million of borrowings net of payments made during the fourth quarter of 2006. This includes $2.5 million drawn from its revolving credit facility to complete milestone payments related to the Metropolitan Research acquisition. At year-end 2006, the Company had a debt to total capitalization ratio of 5.4%.

Stock Repurchase Program Update

The Company repurchased 5,000 shares of its common stock during the fourth quarter of 2006 at an average cost of $16.79 per share. The Company can purchase up to an additional 69,872 shares under its stock repurchase program authorized in November 2002. In May 2006, the Company's Board of Directors authorized a new stock repurchase program whereby the Company may repurchase up to an additional 1.5 million of its common shares, subject to the constraints of the Company's current credit agreement. The new stock repurchase authorization will commence upon the completion of the previously authorized stock repurchase program. Under these authorizations, the shares may be repurchased from time-to-time in the open market and may be discontinued at any time at the discretion of the Company. At December 31, 2006, the Company had approximately 32.1 million shares outstanding.

Guidance For First Quarter 2007

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, repurchases of the Company's common stock, or pending legal matters.

Based on the present industry dynamics, Cross Country Healthcare expects revenue in the first quarter of 2007 to be in the $172 million to $175 million range and EPS per diluted share to be in the range of $0.13 to $0.15. Historically, the Company's gross profit margin in its core travel nurse staffing business typically declines sequentially in the first quarter due to the reset of payroll taxes, as well as two less days than in the fourth quarter, which also impacts the Company's ability to leverage housing expenses.

(more)

Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Tuesday, February 13th at 10:00 a.m. Eastern Time to discuss its fourth quarter and year-end 2006 financial results. This call will be webcast live by Thomson Financial and may be accessed at the Company's web site at www.crosscountryhealthcare.com or by dialing 888-395-6878 from anywhere in the U.S. or by dialing 517-319-9285 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through February 27th. A replay of the conference call will be available by telephone from approximately noon on February 13th until February 27th by calling 866-431-5849 from anywhere in the U.S. or by calling 203-369-0962 from non-U.S. locations.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a national client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term apartment leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2005. Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed in this press release might not occur. While it is our intention to update guidance quarterly, it should not be assumed that our silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877-686-9779
Email: hgoldman@crosscountry.com


Cross Country Healthcare, Inc.
Condensed Consolidated Statements of Income (a)
(Unaudited, amounts in thousands, except per share data)


	Three Months Ended December 31,			Twelve Months Ended December 31,		
	2006	**2005**	**% Change**	**2006**	**2005**	**% Change**
Revenue from services	$ 175,745	$ 163,720	7%	$ 655,152	$ 645,393	2%
Operating expenses:						
Direct operating expenses	134,485	125,205	7%	502,468	503,103	(0%)
Selling, general and administrative expenses	28,393	26,026	9%	110,172	104,647	5%
Bad debt expense	437	594	(26%)	459	1,177	(61%)
Depreciation	1,428	1,608	(11%)	5,448	5,159	6%
Amortization	440	356	24%	1,570	1,424	10%
Legal settlement charge	—	—	ND	8,827	—	ND
Secondary offering costs	154	—	ND	154	151	2%
Total operating expenses	165,337	153,789	8%	629,098	615,661	2%
Income from operations	10,408	9,931	5%	26,054	29,732	(12%)
Other expenses:						
Interest expense, net	485	636	(24%)	1,464	3,458	(58%)
Loss on early extinguishment of debt	—	1,359	(100%)	—	1,359	(100%)
Income from continuing operations before income taxes	9,923	7,936	25%	24,590	24,915	(1%)
Income tax expense	3,657	3,004	22%	9,317	9,575	(3%)
Income from continuing operations	6,266	4,932	27%	15,273	15,340	(0%)
Discontinued operations, net of income taxes	(48)	(47)	2%	70	(588)	(112%)
Net income	$ 6,218	$ 4,885	27%	$ 15,343	$ 14,752	4%
Net income/(loss) per common share - basic:						
Income from continuing operations	$ 0.19	$ 0.15		$ 0.48	$ 0.48	
Discontinued operations, net of income taxes	(0.00)	(0.00)		0.00	(0.02)	
Net income	$ 0.19	$0.15		$ 0.48	$ 0.46	
Net income/(loss) per common share - diluted:						
Income from continuing operations	$ 0.19	$ 0.15		$ 0.47	$ 0.47	
Discontinued operations, net of income taxes	(0.00)	(0.00)		0.00	(0.02)	
Net income	$ 0.19	$ 0.15		$ 0.47	$ 0.45	
Weighted average common shares outstanding - basic	32,025	32,165		32,077	32,229	
Weighted average common shares outstanding - diluted	32,787	32,697		32,737	32,774	

ND - Not determinable

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(a) The prior period has been reclassified to conform to the 2006 presentation.


Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets (a)
(Unaudited, amounts in thousands)


	December 31, 2006	December 31 2005
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ —
Accounts receivable, net	114,735	107,787
Deferred tax assets	11,823	9,582
Income taxes receivable	1,604	2,752
Other current assets	18,894	22,571
Total current assets	147,056	142,692
Property and equipment, net	20,562	16,477
Trademarks, net	17,199	15,499
Goodwill, net	310,173	302,854
Other identifiable intangible assets, net	9,310	5,390
Debt issuance costs, net	563	689
Total assets	$ 504,863	$ 483,601
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 13,744	$ 12,082
Accrued employee compensation and benefits	38,190	47,940
Current portion of long-term debt	1,550	5,483
Other current liabilities	14,758	4,378
Total current liabilities	68,242	69,883
Non-current deferred tax liabilities	43,079	34,486
Long-term debt	19,979	19,946
Total liabilities	131,300	124,315
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	254,273	255,340
Other stockholders' equity	119,287	103,943
Total stockholders' equity	373,563	359,286
Total liabilities and stockholders' equity	$ 504,863	$ 483,601

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(a) The prior period has been reclassified to conform to the 2006 presentation.

Cross Country Healthcare, Inc.
Segment Data (a) (b)
(Unaudited, amounts in thousands)

	Three Months Ended December 31,			Twelve Months Ended December 31,		
	2006	2005	% Change	2006	2005	% Change
Revenue from unaffiliated customers:						
Healthcare staffing	$164,320	$152,480	8%	$608,248	$599,346	1%
Other human capital management services	11,425	11,240	2%	46,904	46,047	2%
	$175,745	$163,720	7%	$655,152	$645,393	2%
Contribution income (c):						
Healthcare staffing	$ 17,356	$ 16,245	7%	$ 59,878	$ 52,939	13%
Other human capital management services	1,951	1,758	11%	9,048	8,116	11%
	19,307	18,003	7%	68,926	61,055	13%
Unallocated corporate overhead	6,877	6,108	13%	26,873	24,589	9%
Depreciation	1,428	1,608	(11%)	5,448	5,159	6%
Amortization	440	356	24%	1,570	1,424	10%
Legal settlement charge	—	—	ND	8,827	—	ND
Secondary offering costs	154	—	ND	154	151	2%
Interest expense, net	485	636	(24%)	1,464	3,458	(58%)
Loss on early extinguishment of debt	—	1,359	(100%)	—	1,359	(100%)
Income from continuing operations before income taxes	$ 9,923	$ 7,936	25%	$ 24,590	$ 24,915	(1%)

Cross Country Healthcare, Inc.
Other Financial Data
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2006	2005	2006	2005
Net cash provided by operating activities (in thousands)	$ 3,207	$ 9,924	$ 32,918	$ 30,790
Statistical data:				
FTEs (d)	5,659	5,551	5,416	5,573
Weeks worked (e)	73,567	72,163	281,632	289,796
Average healthcare staffing revenue per FTE per week (f)	2,234	2,113	2,160	2,068

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(a) Segment data provided is in accordance with FASB Statement 131.
(b) Certain 2005 quarterly amounts have been reclassified to conform to 2006 presentation.
(c) Defined as income from continuing operations before interest, income taxes, depreciation, amortization, legal settlement charge, secondary offering costs and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.
(d) FTEs represent the average number of contract staffing personnel on a full-time equivalent basis.
(e) Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period.
(f) Average healthcare staffing revenue per FTE per week is calculated by dividing the healthcare staffing revenue by the number of weeks worked in the respective periods. Healthcare staffing revenue includes revenue from permanent placement of nurses.